Simpson Thacher & Bartlett
icbc tower, 35th floor 3 garden road, central hong kong ____________
telephone: +852-2514-7600 facsimile: +852-2869-7694

Direct Dial Number +852-2514-7620	E-mail Address ygao@stblaw.com

August 4, 2023

CONFIDENTIAL AND VIA EDGAR
Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Attention:	Mr. Austin Pattan
Ms. Jennifer Thompson

Re:	Qudian Inc. Form 20-F for the Fiscal Year Ended December 31, 2022 Filed April 28, 2023 File No. 001-38230

Ladies and Gentlemen:

On behalf of our client, Qudian Inc., a company organized under the laws of the Cayman Islands (the “Company”), we respond to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 27, 2023 (the “July 27 Comment Letter”) relating to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 28, 2023 (the “Annual Report”).

Set forth below are the Company’s responses to the Staff’s comments in the July 27 Comment Letter. The Staff’s comments are retyped below in bold italic font for your ease of reference. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the Annual Report. The Company respectfully advises the Staff that where the Company proposes to add or revise disclosure in its future annual reports on Form 20-F in response to the Staff’s comments, the changes to be made will be subject to relevant factual updates and changes in relevant laws or regulations, or in interpretations thereof.

michael j.c.M. ceulen   marjory j. ding   daniel fertig   adam C. furber   YI GAO   ADAM S. GOLDBERG   MAKIKO HARUNARI   Ian C. Ho   JONATHAN HWANG   anthony d. king   jin hYUK park
kathryn  kING  sudol   christopher k.s. wong

resident partners

simpson thacher & bartlett, hong kong is an affiliate of simpson thacher & bartlett llp with offices in:

New York	Beijing	Brussels	Houston	LONDON	Los Angeles	Palo Alto	SÃO PAULO	TOKYO	Washington, D.C.

Simpson Thacher & Bartlett
August 4, 2023	-2-	Division of Corporation Finance U.S. Securities and Exchange Commission

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 137

1.	We note your statements that none of your directors or officers are representatives of any government entity in the PRC and none of the shareholders that beneficially own 10% or more of your total outstanding ordinary shares are controlled by any government entity in the PRC in connection with your required submission under paragraph (a). Please supplementally describe any materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

The Company respectfully advises the Staff that the Company checked and confirmed with all of the Company’s directors and officers in order to confirm that none of these directors or officers is a representative of any government entity in the PRC.

As to the Company’s shareholders that beneficially own 10% or more of the total outstanding ordinary shares of the Company, namely, (i) Mr. Min Luo, the Company’s founder, chairman and chief executive officer, and (ii) Qufenqi Holding Limited, a limited liability company established in the British Virgin Islands and is indirectly wholly owned by a trust of which Mr. Min Luo and his wife are the beneficiaries, to the best of the Company’s knowledge after checking and confirming with Mr. Min Luo, neither Mr. Luo nor Qufenqi Holding Limited is controlled by any government entity in the PRC.

The Company did not rely upon any legal opinions or third party certifications such as affidavits in connection with its required submission under Item 16I(a).

In connection with the required disclosures under Item 16I(b)(2) and (3), as to the Company itself, the Company respectfully advises the Staff that the Company checked and confirmed its register of members in order to confirm that, to the best of its knowledge, (b)(2) no governmental entity in the PRC or the Cayman Islands owns any shares of the Company, and (b)(3) no governmental entity in the PRC has a controlling financial interest with respect to the Company.

In connection with the required disclosures under Item 16I(b)(2) and (3), as to the consolidated foreign operating entities, and as such disclosures have been revised and updated pursuant to Comment 3 of the July 27 Comment Letter, the Company checked and confirmed the shareholdings of the consolidated foreign operating entities in order to confirm that, to the best of its knowledge, (b)(2) no governmental entity in any of the PRC, the Cayman Islands, the British Virgin Islands or Hong Kong owns any shares of any of the consolidated foreign operating entities, and (b)(3) no governmental entity in the PRC has a controlling financial interest with respect to any of the consolidated foreign operating entities.

The Company did not rely upon any legal opinions or third party certifications such as affidavits in connection with its required disclosures under Item 16I(b)(2) and (3).

Simpson Thacher & Bartlett
August 4, 2023	-3-	Division of Corporation Finance U.S. Securities and Exchange Commission

2.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully advises the Staff that the Company checked and confirmed with all of its directors, and all of the directors of its consolidated foreign operating entities, in order to confirm that none of such members are officials of the CCP. In addition, the Company respectfully submits that, except for the five directors of Beijing Happy Time Technology Development Co., Ltd., or Beijing Happy Time, namely Mr. Chao Zhu, Mr. Tianyu Zhu, Mr. Li Du, Mr. Yahui Zhou and Mr. Yi Cao, none of its consolidated foreign operating entities has a director who is not a director or employee of the Group. The Company has also checked with each of these five directors of Beijing Happy Time and all of these five directors confirmed that they are not officials of the CCP. The Company did not rely upon third party certifications, such as affidavits, in connection with its disclosure.

The Company further notes the following points: There is no externally available public database or other reliable source that provides data on individuals’ leadership roles within the CCP. The Company also has never received any written notice from the PRC government indicating that any of the Company’s directors, officers or members of its senior management is a representative of a government entity in the PRC. Accordingly, the Company believes that the steps it has taken to verify the information in its (i) submission required under paragraph (a), and (ii) disclosures required under paragraphs (b)(2) and (3) of the Annual Report, including the inquiries to the directors, have provided sufficient confirmation and comfort to support the conclusions presented in its disclosure.

Simpson Thacher & Bartlett
August 4, 2023	-4-	Division of Corporation Finance U.S. Securities and Exchange Commission

3.	We note your statement that your consolidated foreign operating entities are incorporated or otherwise organized in the PRC, which you define on page 1 of your Form 20-F as excluding Taiwan, Hong Kong and Macao. We also note that your list of significant subsidiaries and consolidated variable interest entities in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong and countries outside China. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures..

•	With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

•	With respect to (b)(3), (b)(4) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

In response to the Staff’s comment, in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023, the Company will revise its disclosures under Item 16I(b), consistent with the updated disclosures set forth in Annex A.

*            *            *

Simpson Thacher & Bartlett
August 4, 2023	-5-	Division of Corporation Finance U.S. Securities and Exchange Commission

If you have any question regarding the Company’s responses to the Staff’s comments, please do not hesitate to contact me at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email).

Very truly yours,

/s/ Yi Gao
Yi Gao

Enclosure:         Annex A

cc:	Min Luo, Chief Executive Officer

Yan Gao, Vice President of Finance

Qudian Inc.

Annex A

Comment 3

The Company is incorporated in the Cayman Islands. The Group VIEs and other operating entities being consolidated in our financial statements, or the Group’s consolidated foreign operating entities, are incorporated or otherwise organized in the PRC, the Cayman Islands, the British Virgin Island or Hong Kong.

To the best of our knowledge, no governmental entity in any of the PRC, the Cayman Islands, the British Virgin Islands or Hong Kong owns any shares of the Company or any of the Group’s consolidated foreign operating entities.

To the best of our knowledge, no governmental entity in the PRC (i.e. the applicable foreign jurisdiction with respect to Ernst & Young Hua Ming LLP) has a controlling financial interest with respect to the Company or any of the consolidated foreign operating entities.

None of the directors of the Company or any of the consolidated foreign operating entities is any official of the Chinese Communist Party.

Neither the memorandum and articles of association of the Company nor the articles of incorporation (or equivalent organizing document) of any of the consolidated foreign operating entities contains any charter of the Chinese Communist Party.